                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. )*

                             MEDICAL RESOURCE, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                    58461Q102
                                 (CUSIP Number)


                             -----------------------
                             -----------------------
                             -----------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                FEBRUARY 26, 2001
             (Date of Event which Requires Filing of this Statement)




       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|.

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 7 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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    CUSIP NO. 58461Q102                 13D
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          EXECUTIVE RISK INDEMNITY INC.
          TAX ID #13-2912259
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                        (b) [X]

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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

          [You must determine whether to check box]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          WARREN, NJ
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                      7       SOLE VOTING POWER

     NUMBER OF                [188,956]
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY
        EACH
     REPORTING                [0]
       PERSON         ----------------------------------------------------------
        WITH                  SOLE DISPOSITIVE POWER


                      9       [188,956]
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER


                      10      [0]
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          [188,956]
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [X]


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          [3.44%]
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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    CUSIP NO. 58461Q102                 13D
------------------------------



ITEM 1. SECURITY AND ISSUER.

       The class of equity securities to which this statement relates is the Common Stock, $.01 par value ("Shares"), of Medical Resources, Inc., a Delaware corporation ("MRI"), with principal executive offices at 155 State Street, Hackensack, NJ 07601.

ITEM 2. IDENTIFY AND BACKGROUND.

       EXECUTIVE RISK INDEMNITY INC.. SEE ATTACHED SCHEDULE ITEM 2

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The transaction reported herein is the cancellation of 2,884,615.50 in principal amount of senior notes held by the Reporting Person in exchange for Shares as a result of the consummation of MRI's Third Amended Joint Plan of Reorganization dated November 6, 2000 and confirmed by the Bankruptcy Court of the Southern District of New York (the "Plan") The senior notes held by the Reporting Person were a part of a class of $75,000,000 in aggregate principal amount of senior notes (the "Senior Notes") all of which were cancelled under the Plan in exchange for Shares.

ITEM 4. PURPOSE OF TRANSACTION.

       The transaction requiring the filing of this statement is described in
Item 3 above.

       The Reporting Person currently intends to seek to dispose of its Shares in one or more privately negotiated sales or through a corporate merger or reorganization. Given MRI's business, prospects and financial condition and the market for Shares, an acceptable offer may not be received by the Reporting Person, in which event the Reporting Person may continue to hold its Shares for investment. The Reporting Person may be compelled, pursuant to the Stockholders Agreement described in Item 6, to vote its Shares in favor of and/or to dispose of it Shares in a sale or corporate transaction in certain circumstances. The Reporting Person has not received an offer for its Shares which it currently intends to accept nor is the Reporting Person aware of any proposed transaction which would require it to dispose of its Shares.

       Upon consummation of the Plan the Board of Directors of MRI was reconstituted with seven members, six of whom were selected by the holders of the Senior Notes as a class (collectively with the Reporting Person, the "Former Holders") and one of whom was selected by DVI Financial Services, Inc. ("DVI"), another creditor of MRI. Pursuant to the Stockholders Agreement and the Voting Agreement, also described in Item 6, the Reporting Person has agreed to vote its Shares to maintain such Board composition. The Reporting Person has been made aware that Richard Teller, one of the directors selected by the Former Holders, has indicated his intention to resign from the Board once a suitable candidate to fill his vacancy has been identified. The Reporting Person is aware that the Board is seeking a suitable candidate to replace him. The Reporting Person may assist the Board in identifying a suitable candidate.

       The Reporting Person has been advised that as a result of the consummation of the Plan, MRI has filed a Form 15 to deregister the Shares. If such deresgistration is effective,


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    CUSIP NO. 58461Q102                 13D
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the Reporting Person does not intend to file any amendments to update any of the information contained in this Schedule 13D.

       Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would related to or result in:

       (a) The acquisition by any person of additional securities of MRI, or the disposition of securities of MRI;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MRI or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of MRI or any of its subsidiaries;

       (d) Any change in the present board of directors or management of MRI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of MRI;

       (f) Any other material change in MRI's business or corporate structure;

       (g) Changes in MRI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MRI by any person;

       (h) Causing a class of securities of MRI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of MRI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

       (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a) The Reporting Person has beneficial ownership of 188,956 Shares. Based upon the 5,491,961 Shares the Reporting Person understand to be presently outstanding, this beneficial ownership would constitute approximately 3.44% of the Shares. THE REPORTING PERSON HAS SOLE POWER TO VOTE OR TO DIRECT THE DISPOSITION OF ALL SUCH SHARES.

       As a result of the Stockholders Agreement and the Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of an additional [5,356,441 minus 188,956] Shares owned or receivable by the other parties to the Voting Agreement and the Stockholders Agreement. The Reporting Person disclaims beneficial ownership of these other Shares.

        (b) Other than as may be described in Item 3, no transactions in Shares haive been effected during the past sixty days by the Reporting Person.


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    CUSIP NO. 58461Q102                 13D
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
             SECURITIES OF THE ISSUER.

       In connection with the transactions described in Item 3, the Reporting Person entered into a Voting Agreement with MRI, the other Former Holders and DVI and a Stockholders Agreement with MRI, the other Former Holders, DVI and Geoffrey Whynot ("Whynot") and Christopher Joyce ("Joyce"), the current Co-Chief Executives of MRI. The descriptions below of these agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits 1 and 2 to this Schedule and which are incorporated herein by reference.

       The Voting Agreement provides that until the occurrence of certain events the Former Holders and DVI will vote to elect from time to time one nominee selected by DVI to MRI's Board of Directors and six nominees selected by a majority of the Former Holders. Pursuant to the Voting Agreement MRI has agreed to provide the Former Holders and DVI with certain rights, including the right to receive certain information relating to MRI and preemptive rights on future securities issuances.

       The Stockholders Agreement provides that until the occurrence of certain events each of Joyce and Whynot will also vote their Shares from time to time in favor of six nominees to MRI's Board of Directors selected by a majority of the Former Holders and that each of the Former Holders, Joyce and Whynot will vote their Shares as directed from time to time by a majority of the Former Holders on a number of significant corporate issues. The Stockholder Agreement also provides that each of Joyce, Whynot and the Former Holders will be entitled to participate in any sale of Shares entered into by Former Holders owning at least 40% of the issued and outstanding Shares and if such sale is of at least 50% of the issued and outstanding Shares, will participate in such sale if so requested and certain conditions are met. Pursuant to the Stockholders Agreement MRI granted to the Former Holders two demand registration rights and granted to DVI, Joyce, Whynot and the Former Holders the right to piggyback on registrations of securities effected by MRI on its own behalf or for other holders of securities.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       The following documents are filed as exhibits to this statement:

       (a)    Voting Agreement

       (b)    Stockholders Agreement


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    CUSIP NO. 58461Q102                 13D
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                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

March 8, 2001




                             [Your signature block]


                             By:     /s/ [SIG]
                                 ------------------------------------------
                                    Name:
                                    Title:

                                                                 Schedule Item 2


                          Executive Risk Indemnity Inc.

                                    DIRECTORS

                               Ralph E. Jones, III

                                Charles M. Luchs*

                               Thomas F. Motamed*

                                 Dean R. O'Hare*

                                Stephen J. Sills

                                    CHAIRMAN

                                Stephen J. Sills

                       PRESIDENT & CHIEF EXECUTIVE OFFICER

                               Ralph E. Jones, III

                             SENIOR VICE PRESIDENTS

                               Mario J. Chiappetti

                               Sean M. Fitzpatrick

                                 John F. Kearney

                                Robert M. Lynyak

                               Joseph C. O'Donnell

                                Michael O'Reilly*

                                Randall G. Oates

                                 Paul F. Romano

                                  Mark I. Rosen

*Business Address
15 Mountain View Road
Warren, NJ  07059

All others business address:  82 Hopmeadow Street, Simsbury, CT  06070-7683

All are US citizens with no violations.

1 of 1

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    CUSIP NO. 58461Q102                 13D
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                                  EXHIBIT INDEX

                      Exhibit                                    Page
                      -------                                    ----

       1.     Voting Agreement

       2.     Stockholders Agreement